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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Starwood Hotels & Resorts
        (Exact Name of Registrant as Specified in Governing Instruments)

                Maryland                                 52-0901263
(State or Other Jurisdiction of Organization)        (IRS Employer
                                                     Identification no.)


777 Westchester Avenue, White Plains, New York            10604
   (Address of Principal Executive Offices)             (Zip Code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
None.
                                                                 (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                    Name of Each Exchange on Which
    to be so Registered                    Each Class is to be Registered

Class B shares of beneficial interest, par      New York Stock Exchange
          value $.01 per share

Securities to be registered pursuant to Section 12(g) of the Act: none.




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Item 1.  Description of Registrant's Securities to be Registered.

                          DESCRIPTION OF CLASS B SHARES

         The statements under this caption relating to the Class B shares of beneficial interest, par value $.01 per share (the "Class B Shares"), of Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust"), are a summary of the provisions for the Class B Shares (the "Class B Provisions") set forth in the amendment and restatement of the Trust Declaration proposed to be adopted at the 1998 Annual Meeting of Shareholders of the Trust, to be held on January 6, 1999 (the "Trust Declaration Amendment and Restatement") and the Pairing Agreement between the Trust and Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation" and, together with the Trust, "Starwood Hotels"), as it is proposed to be amended and restated (the "Pairing Agreement").

         When issued as contemplated in the Agreement and Plan of Restructuring, as amended (the "Restructuring Agreement"), dated as of September 16, 1998 and amended as of November 30, 1998, among the Corporation, ST Acquisition Trust, a Maryland real estate investment trust and a wholly owned subsidiary of the Corporation, and the Trust, the Class B Shares required to be issued thereunder will be validly issued, fully paid and nonassessable. The holders of Class B Shares will not have any preemptive rights with respect to the issuance of any shares of beneficial interest in the Trust or any securities convertible into, exchangeable for or carrying rights or options to purchase any such shares. There is no provision for any sinking fund with respect to the Class B Shares. The Class B Shares will be attached to and trade with the shares of common stock, par value $.01 per share, of the Corporation (the "Corporation Shares") for the purposes of the Pairing Agreement.

         The transfer agent, registrar and distribution disbursement agent for the Class B Shares will initially be ChaseMellon Shareholder Services, LLC.

         The Trust Declaration Amendment and Restatement will authorize one billion Class B Shares (the number of common shares of beneficial interest, par value $.01 per share, of the Trust ("Trust Shares") currently authorized by the Trust Declaration). It is expected that approximately 180 million Class B Shares will be issued in the restructuring (the "Restructuring") of the Corporation and the Trust pursuant to the Restructuring Agreement. The Class B Shares will have a par value of $.01 per share and will have the following rights, designations, preferences, participations and other limitations and restrictions.

DIVIDEND RIGHTS

         Subject to certain conditions and to the prior rights of the holders of Class A Exchangeable Preferred Shares, par value $.01 per share, of the Trust ("Class A EPS"), and Class B Exchangeable Preferred Shares, par value $.01 per share, of the Trust ("Class B EPS"), the holders of Class B Shares will be entitled to receive a non-cumulative annual dividend (the "Class B Dividend") in an amount per share equal to the Class B Dividend Amount (as defined below) as, if and when declared by the Trust Board out of assets of the Trust available for payment.


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         So long as any Class B Shares are outstanding, no dividends may be declared or paid or set apart for payment on the Class A shares of beneficial interest, par value $.01 per share, of the Trust ("Class A Shares"), with respect to any fiscal quarter unless all accrued dividends on the Class B Shares with respect to such quarter have been or are concurrently declared and paid; provided, however, that this restriction on the payment of dividends on the Class A Shares shall not apply to the extent (x) that the Trust is restricted, under the terms of any bona fide loan or credit agreement or indenture relating to a borrowing by the Trust or the Corporation or any of their respective subsidiaries, from declaring or paying, with respect to any fiscal quarter, any dividend on the Class B Shares but not on the Class A Shares, (y) the Trust makes an election pursuant to Section 858 of the Code with respect to any such dividend or (z) necessary, in the good faith judgment of the Board of Trustees of the Trust (the "Trust Board"), to permit the Trust to continue to qualify for taxation as a REIT. One loan agreement to which the Trust and the Corporation are parties restricts the dividends that the Trust may pay to its shareholders (other than the Corporation) for any twelve-month period to an aggregate amount not to exceed the lesser of $150 million (such amount to be increased, for periods ending after such increase, by 20% on each anniversary of the Restructuring) or 15% of adjusted funds from operation for such period. There can be no assurance that loan or credit agreements relating to future borrowings by the Trust, the Corporation or any of their respective subsidiaries will not contain similar restrictions.

         The Class B Dividend will rank junior to the Class A EPS Preferred Dividend (as defined below under the caption "Trust Preferred Shares -- Class A EPS -- Dividend Rights") and the Class B EPS Preferred Dividend (as defined below under the caption "Trust Preferred Shares -Class B EPS -- Dividend Rights"), and holders of Class A EPS and Class B EPS have the right to participate in dividends declared on the Class B Shares. See "Trust Preferred Shares -- Class A EPS -- Dividend Rights" and "-- Class B EPS -- Dividend Rights."

         The following definitions apply for the purposes hereof:

         "Class B Dividend Amount" shall mean an amount equal to $.60 per Class B Share per annum; provided that such amount shall increase by 15% per annum commencing January 1, 2000 (rounded to the nearest $.01); provided further that if the Dividend Amount for any calendar year would (without giving effect to this proviso) exceed 25% (but be less than or equal to 35%) of FFO Per Share (as defined below) for the prior calendar year, then the Dividend Amount shall increase by 5% for such year (so rounded); provided further that if the Dividend Amount for such calendar year would (without giving effect to the preceding proviso) exceed 35% of FFO Per Share for such prior calendar year, then the Dividend Amount for such calendar year shall equal the Dividend Amount for such prior calendar year; and provided further that in no calendar year shall the Dividend Amount exceed an amount equal to 49% of the Taxable Income Per Share for the prior calendar year (so rounded).

         "Common Shares and Equivalents" shall mean the Class A Shares, the Class B Shares, the Class A EPS Underlying Class B Shares (as defined under "Trust Preferred Shares -- Class A EPS -- Exchange Rights"), which shares shall be deemed outstanding to the extent the corresponding Class A EPS is outstanding, the Class B EPS Underlying Class B Shares (as


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defined under "Trust Preferred Shares -- Class B EPS -- Exchange and Redemption
Rights"), which shares shall be deemed outstanding to the extent the corresponding Class B EPS is outstanding, and any other shares of beneficial interest in the Trust that do not entitle the holders thereof to a liquidation preference with respect to the Class A Shares and the Class B Shares, but shall not include the Class A EPS or the Class B EPS.

         "FFO Per Share" for any calendar year shall mean "funds from operations" of the Trust for such year, as such amount is calculated and publicly disclosed by the Trust from time to time, divided by the average number of Common Shares and Equivalents outstanding during such calendar year.

         "Taxable Income Per Share" for any calendar year shall mean the taxable income of the Trust under the Internal Revenue Code of 1986, as amended (the "Code"), as reported by the Trust to the Internal Revenue Service (the "IRS") for such calendar year, divided by the average number of Common Shares and Equivalents outstanding during such calendar year.

LIQUIDATION RIGHTS

         Upon the occurrence of any liquidation, dissolution or winding up of the affairs of the Trust, whether voluntary or involuntary, the holders of Class B Shares (and of any shares of beneficial interest in the Trust entitled to participate in such distributions received by the holders of the Class B Shares, including the Class A EPS (to the extent of the Class A EPS Liquidation Participation Right (as defined below under the caption "Trust Preferred Shares -- Class A EPS -- Liquidation Rights")) and the Class B EPS (to the extent of the Class B EPS Liquidation Participation Right (as defined below under the caption "Trust Preferred Shares -- Class B EPS -- Liquidation Rights"))) will be entitled to receive out of the assets of the Trust legally available for liquidating distributions to holders of shares of beneficial interest in the Trust, after the payment in full of any liquidation preference of any outstanding shares of beneficial interest in the Trust (other than Junior Shares (as defined below )), including the Class A EPS (to the extent of the Class A EPS Liquidation Preference ( as defined below under the caption "Trust Preferred Shares --Class A EPS -- Liquidation Rights")) and Class B EPS (to the extent of the Class B EPS Liquidation Preference (as defined below under the caption "Trust Preferred Shares -Class B EPS -- Liquidation Rights")), and after payment in full of the Class A Liquidating Distribution (as defined below), a liquidating distribution in an amount equal to 10% of such assets, with the remaining 90% of such assets to be distributed concurrently to the holders of the Class A Shares (and of any shares of beneficial interest in the Trust entitled to participate in such distributions received by the holders of Class A Shares). See "Description of Class A Shares -Liquidation Rights," "Trust Preferred Shares -- Class A EPS -- Liquidation Rights" and "-Class B EPS -- Liquidation Rights." For such purposes, the consolidation or merger of the Trust with one or more entities, a statutory share exchange, or the sale or transfer of all or substantially all the Trust's assets, shall be deemed not to be a liquidation, dissolution or winding up of the Trust.

         The following definitions apply for the purposes hereof:



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         The "Class A Liquidating Distribution" shall mean the payment to the holders of the Class A Shares (and of any shares of beneficial interest in the Trust entitled to participate in such distributions received by the holders of Class A Shares) of a liquidating distribution, out of the assets of the Trust legally available for liquidating distributions to holders of shares of beneficial interests in the Trust, in the amount of the aggregate book value of the total equity of the Trust on December 31, 1998, as shown on the balance sheet of the Trust filed with the Securities and Exchange Commission (the "SEC"), less the amount of such book value represented by the Class A EPS and the Class B EPS. At September 30, 1998, such amount approximately $7.0 billion.

         "Junior Shares" shall mean the Class A Shares, the Class B Shares and any other shares of beneficial interest in the Trust that do not entitle the holders thereof to a liquidation preference with respect to the Class A Shares and the Class B Shares, but shall not include the Class A EPS or the Class B EPS.

VOTING RIGHTS

         Except as described below, the holders of Class B Shares shall not be entitled to vote upon any matter regardless of whether holders of Class A Shares have the right to vote on such matter.

         So long as any Class B Shares are outstanding, in addition to any other vote or consent of holders of such shares required by the Trust Declaration Amendment and Restatement, the affirmative vote of at least a majority of the votes entitled to be cast by the holders of all outstanding Class B Shares, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for that purpose, shall be necessary for effecting or validating any amendment, alteration or repeal of any of the provisions of the Trust Declaration Amendment and Restatement that materially and adversely affects the rights of the holders of the Class B Shares disproportionately to the effect of such amendment, alteration or repeal on the holders of Class A Shares; provided, however, that (i) any amendment of the provisions of the Trust Declaration Amendment and Restatement so as to authorize or classify, or to increase the authorized amount of, any class or series of shares of beneficial interest in the Trust, whether ranking prior to, on a parity with or junior to the Class B Shares shall be deemed not to materially and adversely affect the rights of the holders of Class B Shares and (ii) no filing with the State Department of Assessments and Taxation of Maryland or otherwise in connection with a merger, consolidation or sale of all or substantially all the assets of the Trust shall be deemed to be an amendment, alteration or repeal of any of the provisions of the Declaration unless such filing expressly purports to amend, alter or repeal the Class B Provisions. For these purposes, each Class B Share will have one vote per share.



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REDEMPTION RIGHTS

         Except as described below, the Trust will not have the right to, and the holders of the Class B Shares will not have the right to require the Trust to, redeem any or all of the Class B Shares at any time.

EXCHANGE RIGHTS

         If a Tax Event, a Creditor Event or any Other Event (each as defined below) shall occur and be continuing, or at any time after the date that is five years after the effective time (the "Effective Time") of the Restructuring, the Corporation, at its sole option upon written notice (an "Exchange Notice"), will have the right (the "Exchange Right") to exchange for all or any portion of the Class B Shares cash, Corporation Shares, or other property with a fair market value, in the good faith judgment of the Trust Board, at least equal to the fair market value of the Class B Shares being exchanged (the "Exchange Amount").

         Such exchange shall be deemed to have been made as of the close of business on the applicable date fixed by the Corporation for such exchange (the "Exchange Date") and after such Exchange Date, provided that the Exchange Amount has been duly paid or set apart for payment in full, dividends shall cease to accrue on the Class B Shares called for exchange, such shares shall be deemed to be no longer outstanding and all rights of the holders of such shares as shareholders of the Trust shall cease, except the right to receive the Exchange Amount, without interest thereon, upon surrender of the certificates evidencing such Class B Shares.

         The Exchange Notice shall be given by the Corporation to the Trust not less than ten nor more than sixty days prior to the Exchange Date. Each Exchange Notice shall concurrently be given by the Corporation by first class mail to each holder of shares to be exchanged at such holder's address as shown on the sharebooks of the Trust and shall specify (i) the Exchange Date, (ii) the number of Class B Shares to be exchanged in the aggregate and from such holder, (iii) the Exchange Amount, specifying whether the Exchange Amount will be paid in cash, Corporation Shares or other property (and identifying such other property, if other property is to be exchanged), (iv) the place or places where certificates for the Class B Shares to be exchanged are to be surrendered for payment of the Exchange Amount and (v) that dividends will cease to accrue on the Class B Shares to be exchanged on the Exchange Date. If less than all outstanding Class B Shares are to be exchanged, the shares to be exchanged shall be selected pro rata, by lot or in such other manner as the Trust deems appropriate.

         Upon receipt of an Exchange Notice, each holder of Class B Shares being exchanged shall surrender to the Transfer Agent a certificate or certificates evidencing such shares. As soon as practicable, and in any event within five business days, after such surrender, the Trust shall cause the Corporation to pay the applicable Exchange Amount to such holder and, if less than the full number of shares represented by the certificate or certificates so surrendered are to be exchanged, the Trust shall promptly deliver to such holder a certificate or certificates evidencing the excess Class B Shares not being exchanged. The Trust shall cause the Corporation to deliver promptly to such holder a certificate or certificates evidencing the Corporation Shares previously evidenced


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by the certificate or certificates surrendered. The Exchange Amount, if payable in cash, shall be payable at the election of the Corporation by check or by wire transfer to an account designated in writing by the holder at least two (2) Business Days prior to the applicable Exchange Date, if one has been so designated; if the Exchange Amount is not payable in cash, then the Exchange Amount shall be payable in such manner as may be determined by the Corporation and set forth in the Exchange Notice.

         With respect to any Corporation Shares or other securities to be issued pursuant to such exchange, the Trust shall cause the Corporation or the issuer of such other securities to issue and deliver, at the office of the Transfer Agent to the exchanging holder, a certificate or certificates for the number of full Corporation Shares or other securities deliverable in accordance with the Class B Provisions, and cash shall be paid in lieu of any fractional Corporation Shares (the date of delivery of such certificate or certificates being sometimes referred to herein as the "Exchange Issuance Date"). Any such Corporation Shares or other securities issued upon such exchange shall be deemed to have been issued immediately prior to the close of business on the Exchange Issuance Date, and the person or persons in whose name or names any certificate or certificates for Corporation Shares or other securities shall be issuable pursuant to such exchange shall be deemed to have become the holder or holders of record of the Corporation Shares or other securities represented thereby at such time on such date unless the share transfer records for the Corporation Shares or other securities shall be closed on such date, in which event such person or persons shall be deemed to have become such holder or holders of record at the close of business on the next succeeding day on which such share transfer books are open.

         The following definitions apply for the purposes hereof:

         "Creditor Event" means the occurrence of one or more material defaults (whether or not any applicable cure period has expired), as determined in good faith by the Board of Directors of the Corporation (the "Corporation Board") or the Trust Board, under any agreement or instrument governing a material amount of indebtedness of the Trust, the Corporation or any of their subsidiaries, including, without limitation, the Credit Agreement, dated as of February 23, 1998, among the Corporation, the Trust, SLT Realty Limited Partnership, a Delaware limited partnership, and ITT Corporation, a Nevada corporation and a wholly owned subsidiary of the Corporation, certain additional borrowers, various lenders and Lehman Brothers Commercial Paper Inc., as Syndication Agent, and Bankers Trust Company and The Chase Manhattan Bank, as Administrative Agents, together with the related documents thereto (including any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced, refinanced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding or deleting subsidiaries of the Corporation or the Trust as additional borrowers or guarantors thereunder) all or any portion of the indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.



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         "Other Event" means any of the following: (i) the consummation of any public offering or distribution of equity securities of the Trust (other than as units consisting of one Class B Share and one Corporation Share ("Units")), (ii) the consummation of any transaction or series of transactions that results in the Corporation beneficially owning securities carrying less than 50% of the aggregate voting power of all the outstanding voting securities of the Trust,
(iii) consummation by the Corporation of any transaction or series of related transactions in which stock of the Corporation or securities convertible into or exchangeable or exercisable for stock of the Corporation is issued, if the stock of the Corporation has or will have upon issuance voting power or value equal to or in excess of 20% of the voting power or value, respectively, of the stock of the Corporation outstanding before the issuance of such stock of the Corporation or securities convertible into or exchangeable or exercisable for stock of the Corporation or (iv) any change (including any prospective change) after the Effective Time in the accounting principles applicable to the preparation of the financial statements filed by the Trust or the Corporation with the SEC that, in the good faith determination of the Trust Board or the Corporation Board, respectively, has or would have a material adverse effect on the Trust or the Corporation in the event the Exchange Right were not exercised, but which effect would be mitigated by such exercise.

         "Tax Event" means (i) the good faith determination by the Trust Board, after consultation with counsel experienced in such matters, that, as a result of any amendment to, or change (including any enacted prospective amendment or change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the Effective Time, there is a substantially increased likelihood that (A) dividends payable by the Trust are not, or within 90 days after the date of such determination, will not be, deductible by the Trust, in whole or in part, for United States federal income tax purposes, or (B) the Trust is not, or within 180 days after the date of such determination will not be, taxable as a REIT or (ii) the Trust revokes or terminates or states its intention to revoke or terminate its election to be taxed as a REIT.

OWNERSHIP LIMITS; RESTRICTIONS ON TRANSFER; REPURCHASE AND REDEMPTION OF CLASS B SHARES

         The charter of the Corporation (the "Corporation Charter") provides, and the Trust Declaration Amendment and Restatement will provide, that, subject to certain exceptions specified in the Corporation Charter and the Trust Declaration Amendment and Restatement, no one person or group of related persons may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8.0% of the shares of beneficial interest in the Trust or stock of the Corporation, respectively, whether measured by vote, value or number of shares outstanding (other than for shareholders who owned in excess of 8.0% as of January 31, 1995, who may not so own or be deemed to own more than the lesser of 9.9% or the percentage of shares in the Trust or stock of the Corporation they held on such date) (the "Ownership Limit"). The Trust Board and the Corporation Board may, but are not required to, waive the Ownership Limit if evidence satisfactory to the Trust Board and the Corporation Board and the tax counsel to the


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Trust and the Corporation is presented that such ownership will not jeopardize the Trust's status as a REIT. As a condition of such waiver, each of the Trust Board and the Corporation Board may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Trust. If shares which would cause the Trust to be beneficially owned by fewer than 100 persons are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the stock. Any acquisition of shares in the Trust or stock of the Corporation and continued holding or ownership of shares in the Trust or stock of the Corporation constitutes, under the Trust Declaration Amendment and Restatement and the Corporation Charter, a continuous representation of compliance with the Ownership Limit.

         In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in the Trust or stock of the Corporation in violation of the Ownership Limit, such transfer with respect to that number of shares that would be owned by the transferee in excess of the Ownership Limit would be deemed void ab initio and such shares in the Trust or stock of the Corporation would automatically be exchanged for Excess Shares or Excess Stock, as applicable (collectively, "Excess Stock"), authorized by the Trust Declaration Amendment and Restatement and the Corporation Charter, according to rules set forth in the Trust Declaration Amendment and Restatement and the Corporation Charter, to the extent necessary to ensure that the purported transfer or other event does not result in ownership of shares in the Trust or stock of the Corporation in violation of the Ownership Limit. Any purported transferee or other purported holder of Excess Stock is required to give written notice immediately to the Trust and the Corporation of a purported transfer or other event that would result in the issuance of Excess Stock.

         Any Excess Shares and Excess Stock which may be issued in exchange for Units will be attached in the same manner that the Class B Shares and the Corporation Shares comprising such Units were attached prior to such exchange. Excess Stock will not be Treasury stock but rather will continue as issued and outstanding shares in the Trust and stock of the Corporation. While outstanding, Excess Stock will be held in trust. The trustees of such trusts shall be appointed by the Trust and the Corporation and shall be independent of the Trust, the Corporation and the holder of Excess Stock. The beneficiary of such trust shall be one or more charitable organizations selected by the trustee. If, after the purported transfer or other event resulting in an exchange of shares in the Trust or stock of the Corporation for Excess Stock and prior to the discovery by the Trust and the Corporation of such exchange, dividends or distributions are paid with respect to the shares in the Trust or the stock of the Corporation that were exchanged for Excess Stock, then such dividends or distributions are to be repaid to the trustee upon demand for payment to the charitable beneficiary. The trustee shall vote the Excess Stock, which shall have the same voting rights as the shares in the Trust or the stock of the Corporation exchanged for such Excess Stock. Any vote cast by the purported transferee or purported record transferee will, at the election of the trustee, be void ab initio. While Excess Stock is held in trust, an interest in that trust may be transferred by the trustee only to a person whose ownership of shares in the Trust or stock of the Corporation will not violate the Ownership Limit, at which time the Excess Stock will be automatically exchanged for the same number of shares in the Trust or stock of the Corporation of the same type and class as the shares in the Trust or stock of the Corporation for


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which the Excess Stock was originally exchanged. The Corporation Charter contains, and the Trust Declaration Amendment and Restatement will contain, provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Stock may not receive in return for such a transfer an amount that reflects any appreciation in the shares in the Trust or stock of the Corporation for which such Excess Stock was exchanged during the period that such Excess Stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be turned over to the charitable beneficiary of the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Stock may be deemed, at the option of the Trust and the Corporation, to have acted as an agent on behalf of the Trust and the Corporation in acquiring or holding such Excess Stock and to hold such Excess Stock on behalf of the Trust and the Corporation.

         The Corporation Charter further provides, and the Trust Declaration Amendment and Restatement will further provide, that the Trust and the Corporation may purchase, for a period of 90 days during the time the Excess Stock is held in trust, all or any portion of the Excess Stock from the original transferee-shareholder at the lesser of the price paid for the shares in the Trust or the stock of the Corporation by the purported transferee (or if no notice of such purchase price is given, at a price to be determined by the Trust Board and the Corporation Board, in their sole discretion, but no lower than the lowest market price of such stock (based on the market price of the Units or other shares in the Trust or stock of the Corporation) at any time during the period in which the Excess Stock is held in trust) and the closing market price for the Units or other shares in the Trust or stock of the Corporation on the date the Trust and the Corporation exercise their option to purchase. The 90-day period begins on the date of the violative transfer if the original transferee-shareholder gives notice to the Trust and the Corporation of the transfer or (if no notice is given) the date the Trust Board and the Corporation Board determine that a violative transfer has been made.

         The Ownership Limit will not be removed automatically even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Trust Declaration Amendment and Restatement and the Corporation Charter. Amendments to the Trust Declaration Amendment and Restatement will generally require the affirmative vote of holders owning a majority of the outstanding Class A Shares and amendments to the Corporation Charter generally require the affirmative vote of holders owning a majority of the outstanding Corporation Shares, except that changes to the Ownership Limit require two-thirds approval. In addition to preserving the Trust's status as a REIT, the Ownership Limit may have the effect of delaying, deferring, or preventing a change in control of the Trust and the Corporation without the approval of the Trust Board and the Corporation Board.

         All persons who own, directly or by virtue of the attribution provisions of the Code, 5% or more (or such other percentage as may be required by the Code or regulations promulgated thereunder) of the outstanding shares in the Trust or stock of the Corporation must file an affidavit with the Trust and the Corporation containing the information specified in the Trust


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Declaration Amendment and Restatement and the Corporation Charter before January
30 of each year. In addition, each shareholder and stockholder shall upon demand be required to disclose to the Trust and the Corporation in writing such information with respect to the direct, indirect and constructive ownership of shares as the Trust Board or the Corporation Board deems necessary to comply with the provisions of the Trust Declaration Amendment and Restatement and the Corporation Charter or the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

         All certificates representing shares in the Trust (including the Class B Shares) or stock of the Corporation will bear a legend referring to the restrictions described above.

         In addition, the Corporation Charter provides that (i) all Starwood Hotels' securities are subject to redemption to the extent necessary to prevent the loss, or to secure the reinstatement, of any casino gaming license held by any of Starwood Hotels' subsidiaries in any jurisdiction within or without the United States; (ii) all Starwood Hotels' securities are held subject to the condition that if a holder is found by a gaming authority in any jurisdiction to be disqualified or unsuitable pursuant to any gaming law, such holder will be required to dispose of all such securities, and failing such disposition, the Corporation may redeem the securities at the lesser of their market price or the disqualified holder's original purchase price; and (iii) it is unlawful for any such disqualified person to (a) receive payments of interest or dividends on any such securities; (b) exercise, directly or indirectly, any rights conferred by any such securities; or (c) receive any remuneration in any form, for services rendered or otherwise, from the subsidiary that holds the gaming license in the applicable jurisdiction.


                          DESCRIPTION OF CLASS A SHARES

         The statements under this caption relating to the Class A Shares are a summary of certain provisions of the Trust Declaration Amendment and Restatement. Except for liquidation rights, the Class A Shares will have rights identical to those of the Trust Shares, as follows.

         When issued as contemplated in the Restructuring Agreement, the Class A Shares required to be issued thereunder will be validly issued, fully paid and nonassessable. The holders of Class A Shares will not have any preemptive rights with respect to the issuance of any shares of beneficial interest in the Trust or any securities convertible into, exchangeable for or carrying rights or options to purchase any such shares. There is no provision for any sinking fund with respect to the Class A Shares. The Class A Shares will not be attached to any shares of stock of the Corporation for purposes of the Pairing Agreement.

         The Class A Shares will have a par value of $.01 per share and will have the following rights, designations, preferences, participation and other limitations and restrictions.

DIVIDEND RIGHTS

          Subject to the prior rights of the holders of the Class B Shares, Class A EPS and Class B EPS (and any other class or series of shares of beneficial interest that may from time to time be issued), the holders of Class A Shares shall be entitled to receive, when, as and if declared by the Trustees, out of assets of the Trust available for payment, dividends payable in cash or other form.

LIQUIDATION RIGHTS

         Upon the occurrence of any liquidation, dissolution or winding up of the affairs of the Trust, whether voluntary or involuntary, the holders of Class A Shares (and of any shares of beneficial interest in the Trust entitled to participate in such distributions received by the holders of Class A Shares) will be entitled to receive out of the assets of the Trust legally available for liquidating distributions to holders of shares of beneficial interest in the Trust, (i) after the payment in full of any liquidation preference of any outstanding shares of beneficial interest in the Trust (other than Junior Shares), including the Class A EPS (to the extent of the Class A EPS Liquidation Preference) and Class B EPS (to the extent of the Class B EPS Liquidation Preference), the Class A Liquidating Distribution, and (ii) after the payment in full of the Class A Liquidating Distribution, a liquidating distribution in an amount equal to 90% of such assets with the remaining 10% of such assets to be distributed concurrently to the holders of the Class B Shares (and of any shares of beneficial interest in the Trust entitled to participate in such distributions received by the holders of the Class B Shares, including the Class A EPS (to the extent of the Class A EPS Liquidation Preference) and the Class B EPS (to the extent of the Class B EPS Liquidation Preference)). See "Description of Class B Shares -- Liquidation Rights," "Trust Preferred Shares -- Class A EPS -- Liquidation Rights" and " -- Class B EPS -Liquidation Rights." For such purposes, the consolidation or merger of the Trust with one or more entities, a statutory share exchange or the sale or transfer of all or substantially all the Trust's assets, shall be deemed not to be a liquidation, dissolution or winding up of the Trust.

         As described under "Description of Class B Shares -- Liquidation Rights," the amount of the Class A Liquidation Distribution is the aggregate book value of the total equity of the Trust on December 31, 1998, as shown on the balance sheet of the Trust filed with the SEC, less the amount of such book value represented by the Class A EPS and the Class B EPS. At September 30, 1998, such amount was approximately $7.0 billion.

VOTING RIGHTS

         The holders of Class A Shares shall be entitled to one vote per share upon all matters submitted to the vote of holders of shares of beneficial interest in the Trust at any meeting of shareholders of the Trust. Accordingly, immediately after the Restructuring, the Corporation, as the sole holder of the Class A Shares, will be the only person entitled to vote in the election of Trustees of the Trust.

REDEMPTION RIGHTS

         The Trust will not have the right to, and the holders of the Class A Shares will not have the right to require the Trust to, redeem any or all of the Class A Shares at any time except in the event of a violation of the Ownership Limit or to the extent necessary to prevent the loss, or to secure the reinstatement, of any casino gaming license held by any of Starwood Hotels' subsidiaries. See "Description of Class B Shares -- Ownership Limits; Restrictions on Transfer, Repurchase and Redemption of Class B Shares."


                             TRUST PREFERRED SHARES

         In connection with the Westin Acquisition, the Trust Board adopted Articles Supplementary designating two new classes of the Trust Preferred Shares -- Class A EPS and Class B EPS.

CLASS A EPS

         Under the Articles Supplementary creating the Class A EPS, shares of Class A EPS have a par value of $.01 per share and, after the Restructuring, will have the following rights, designations, preferences, participation and other limitations and restrictions.

         Dividend Rights. The holders of Class A EPS will be entitled (i) to receive as described below a preferred dividend (a "Class A EPS Preferred Dividend") based on the payment of any dividend on the Corporation Shares (other than a dividend or distribution constituting a Class A EPS Adjustment Event as described below) or any liquidating distribution in respect of the Corporation Shares and (ii) to participate on the basis described below in any dividend (other than a dividend or distribution constituting a Class A EPS Adjustment Event) paid on the Class B Shares, when and if declared by the Trustees out of assets of the Trust available for payment (a "Class A EPS Participation Dividend").

         Upon the payment of any dividend on the Corporation Shares (other than a dividend or distribution that constitutes a Class A EPS Adjustment Event) or any liquidating distribution in respect of the Corporation Shares, a Class A EPS Preferred Dividend in a corresponding amount will automatically accrue with respect to the Class A EPS based on the number of Class A EPS Underlying Corporation Shares (as defined below) for which each share of Class A EPS is then exchangeable upon exercise of the Class A EPS Exchange Right described below. Each Class A EPS Preferred Dividend will be cumulative from the date on which it accrues.

         No Class B Dividend may be authorized unless the Trust Board concurrently authorizes a Class A EPS Participation Dividend entitling each share of Class A EPS to receive a dividend equal to the amount of the Class B Dividend authorized on each Class B Share multiplied by the number of Class A EPS Underlying Class B Shares into which each share of Class A EPS is then convertible upon exercise of the Class A EPS Exchange Right.

         Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, the holders of Class A EPS will be entitled (i) to receive out of the assets of the Trust legally available for liquidating distributions to holders of shares of beneficial interests in the Trust, prior to any distribution or payment to holders of Class B Shares or any other class or series of shares of beneficial interest in the Trust ranking junior to the Class A EPS (including the Class A Shares), a liquidating distribution in an amount equal to the Class A EPS Liquidation Preference described below and (ii) to participate on the basis described below in any liquidating distribution to holders of Class B Shares (the "Class A EPS Liquidation Participation Right"). For such purposes, the consolidation or merger of the Trust with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Trust, shall not be deemed to constitute a liquidation, dissolution or winding up of the Trust.

         The "Class A EPS Liquidation Preference" of a share of Class A EPS as of any date shall mean the sum of (x) the fair market value as of such date of the number of Class A EPS Underlying Corporation Shares for which each Class A EPS is exchangeable as of such date upon exercise of the Class A EPS Exchange Right plus (y) the amount of any accrued but unpaid Class A EPS Preferred Dividends in respect of each share of Class A EPS as of such date.

         In addition to being entitled to receive the Class A EPS Liquidation Preference upon any liquidation, dissolution or winding up of the Trust, the holders of Class A EPS will be entitled to participate, pursuant to the Class A EPS Liquidation Participation Right, ratably with the holders of Class B Shares in any liquidating distributions to such holders. For such purpose, each share of Class A EPS shall be deemed to represent a number of Class B Shares equal to the number of Class A EPS Underlying Class B Shares (as defined below) for which each share of Class A EPS is then exchangeable upon exercise of the Class A EPS Exchange Right.

         Exchange Rights. Shares of Class A EPS will be exchangeable at any time at the option of the holder for Units based on a one-to-one exchange ratio (subject to adjustment as described below) (the "Class A EPS Exchange Right"); provided that the Trust may instead, at its option, deliver to the holder upon exercise of the Class A EPS Exchange Right the cash equivalent of some or all of such Units based on the average closing price of the Units on The New York Stock Exchange, Inc. (the "NYSE") during the preceding five trading days (the "Cash Equivalent"). In addition, in the event that the delivery by the Trust to the exchanging holder of the full number of Units requested to be delivered by such holder (the "Requested Shares") would result in a violation of the Ownership Limit, the Trust may either (x) deliver to such holder the maximum number of Units that may be delivered without causing such a violation (the "Delivered Shares", with the number of Requested Shares in excess of the Delivered Shares being referred to herein as the "Excess Shares"), together with either the Cash Equivalent of the Excess Shares or an Exchange Promissory Note (as defined below) in a principal amount equal to such Cash Equivalent of the Excess Shares or (y) deliver to such holder the Cash Equivalent of the Requested Shares. If the delivery of the full number of Requested Shares would violate either the Ownership Limit or the REIT Provisions because the exchanging holder, together with its affiliates, beneficially owns Units other than through the ownership of securities directly or indirectly issued pursuant to the Transaction Agreement dated as of September 8, 1997 pursuant to which Starwood Hotels acquired Westin (the "Westin Transaction Agreement"), the Trust will have the option (the "Registered Sale Option"), in lieu of delivering an Exchange Promissory

Note in a principal amount equal to the Cash Equivalent of the Excess Shares, to procure the filing of a registration statement under the Securities Act, and to publicly offer and sell pursuant to such registration statement a number of Units equal to the number of such Excess Shares, the net proceeds of which sale (after deducting any applicable underwriting discounts or commissions and the expenses of such offering) shall be paid to such holder. If the Trust elects to substitute an Exchange Promissory Note for the Excess Shares or elects the Registered Sale Option, the exchanging holder will have the right to withdraw its exchange request. For the purposes of the foregoing, an "Exchange Promissory Note" means an unsecured promissory note of the Trust with a maturity date 90 days after the date of issuance and bearing interest in an amount equal to the amount of any dividends paid during the period that such note remains outstanding on a number of Units equal to the Excess Shares, which interest shall be payable on the dates of payment of the corresponding dividends.

         The exchange ratio of shares of Class A EPS for Units will be subject to adjustment from time to time based on the occurrence of stock dividends, stock splits, reverse stock splits and other similar events in respect of the Units ("Class A EPS Adjustment Events"). The number of Units for which each share of Class A EPS is exchangeable at any given time is referred to as the "Class A EPS Underlying Units", with the Corporation Shares component of such Class A EPS Underlying Units being referred to as the "Class A EPS Underlying Corporation Shares" and the Class B Shares component of such Class A EPS Underlying Units being referred to as the "Class A EPS Underlying Class B Shares". In addition, in the event any capital reorganization or reclassification of the Class B Shares or the Corporation Shares, or consolidation or merger of the Trust or the Corporation with another corporation, trust or other entity, or the sale, transfer, or lease of all or substantially all of the assets of the Trust or the Corporation to another person, is effected in such a way that holders of Class B Shares or Corporation Shares will be entitled to receive stock, securities or other assets with respect to or in exchange for Class B Shares or Corporation Shares, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or lease, the Class A EPS Exchange Right shall become exercisable, to the extent provided above, for the kind and amount of stock, securities or other assets which such holders would have owned or been entitled to receive immediately after the transaction if such holders had exchanged their Class A EPS for the Class A EPS Underlying Units immediately prior to the effective date of such transaction.

         If there are any accrued but undeclared Class A EPS Preferred Dividends on any Class A EPS being exchanged pursuant to any exercise of the Class A EPS Exchange Right, the number of Units to be delivered pursuant to such exercise shall be increased by a number of Units equal to the amount of such accrued but undeclared Class A EPS Preferred Dividends divided by the average closing price of the Units on the NYSE during the five trading days preceding the date of delivery of the applicable Class A EPS Exchange Notice.

         Voting Rights. Except as required by law, the holders of Class A EPS will be entitled to vote on any matter on which the holders of Class B Shares will be entitled to vote. Each share of Class A EPS held of record on the record date for the determination of holders of Class B Shares entitled to vote on such matter (or, if no record date is established, on the date such vote is taken) shall entitle the holder thereof to cast a number of votes equal to the largest whole number of

Class A EPS Underlying Class B Shares for which such shares of Class A EPS could be exchanged at such time.

CLASS B EPS

         Under the Articles Supplementary classifying the Class B EPS, shares of Class B EPS have a par value of $.01 per share and, after the Restructuring, will have the following rights, designations, preferences, participations and other limitations and restrictions:

         Dividend Rights. The holders of Class B EPS will be entitled (i) to receive as described below a preferred dividend (a "Class B EPS Preferred Dividend") based on the payment of any dividend on the Corporation Shares (other than a dividend or distribution constituting a Class A EPS Adjustment Event) or any liquidating distribution in respect of the Corporation Shares and (ii) to participate on the basis described below in any dividend (other than a dividend or distribution constituting a Class A EPS Adjustment Event) paid on the Class B Shares, when and if authorized by the Trustees out of assets of the Trust available for payment (a "Class B EPS Participation Dividend").

         Upon the payment of any dividend on the Corporation Shares (other than a dividend or distribution that constitutes a Class A EPS Adjustment Event) or any liquidating distribution in respect of the Corporation Shares, a Class B EPS Preferred Dividend will automatically accrue with respect to the Class B EPS based on the number of Class B EPS Underlying Corporation Shares (as defined below) for which each share of Class B EPS is then indirectly exchangeable. Each Class B EPS Preferred Dividend will be cumulative from the date on which it accrues.

         No Class B Dividend may be authorized unless the Trust Board concurrently authorizes a Class B EPS Participation Dividend entitling each share of Class B EPS to receive a dividend equal to the amount of the Class B Dividend authorized on each Class B Share multiplied by the number of Class B EPS Underlying Class B Shares (as defined below) for which each share of Class B EPS is then indirectly exchangeable.

         Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, the holders of Class B EPS will be entitled (i) to receive out of the assets of the Trust legally available for liquidating distributions to holders of shares of beneficial interest in the Trust, prior to any distribution or payment to holders of Class B Shares or any other class or series of shares of beneficial interest in the Trust ranking junior to the Class B EPS (including the Class A Shares), a liquidating distribution in an amount equal to the Class B EPS Liquidation Preference described below and (ii) to participate on the basis described below in any liquidating distribution to holders of Class B Shares (the "Class B EPS Liquidation Participation Right").

         The "Class B EPS Liquidation Preference" of a share of Class B EPS as of any date shall mean the sum of (x) $38.50 plus (y) the amount of any accrued but unpaid Class B EPS Preferred Dividends in respect of each share of Class B EPS as of such date.

         In addition to being entitled to receive the Class B EPS Liquidation Preference upon any liquidation, dissolution or winding up of the Trust, the holders of Class B EPS will be entitled to participate, pursuant to the Class B EPS Liquidation Participation Right, ratably with the holders of Class B Shares in any liquidating distributions to such holders. For such purpose, each share of Class B EPS shall be deemed to represent a number of Class B Shares equal to the number of Class B EPS Underlying Class B Shares for which each share of Class B EPS is then indirectly exchangeable.

         Exchange and Redemption Rights. Each share of Class B EPS will be exchangeable at any time from and after the first anniversary of the date of issuance of the Class B EPS through the date that is two business days after the Cross-Over Date (as defined below), at the option of the holder, for one share of Class A EPS, subject to adjustment in the event of a Class B EPS Adjustment Event or as otherwise set forth below (the "Class B EPS Exchange Right").

         At any time and from time to time beginning on the Cross-Over Date, a holder of Class B EPS may require that the Trust either (x) redeem such shares of Class B EPS for a cash redemption price equal to the Class B EPS Liquidation Preference as of the date notice of such exchange is made or (y) convert each such share of Class B EPS into a number of shares of Class A EPS (the "Redemption Number of Shares") equal to the quotient obtained by dividing (i) the Class B EPS Liquidation Preference as of the date notice of such exchange is made by (ii) the Underlying Unit Value (as defined below) of one share of Class A EPS (the "Class B EPS Redemption Right"). Prior to the first anniversary of the Cross-Over Date, an exchanging holder may elect whether to receive the cash redemption price specified above or the Redemption Number of Shares, whereas with respect to an exchange notice given on or after the first anniversary of the Cross-Over Date, the Trust will have the right to elect whether to deliver the cash redemption price or the Redemption Number of Shares.

         At any time and from time to time after the Cross-Over Date, the Trust, at its option, will have the right (the "Trust Redemption Right") to (i) redeem the Class B EPS, in whole or in part, for cash at a redemption price equal to the Class B EPS Liquidation Preference as of the date of such Trust Redemption Notice or (ii) exchange the Class B EPS, in whole or in part, for a number of shares of Class A EPS equal to the Redemption Number of Shares; provided, however, that prior to the first anniversary of the Cross-Over Date, the Trust must redeem such shares of Class B EPS for the cash redemption price rather than exchanging such shares for shares of Class A EPS.

                  The following definitions apply for the purposes hereof:

         "Cross-Over Date" means the fifth anniversary of the Westin Acquisition, subject to extension as described below under the caption "Special Default Rights".

         "Underlying Unit Value" as of a given date means the product of (A) the average closing price of the Units on the NYSE during the five trading days preceding such date multiplied by (B) the number of Units for which each share of Class A EPS is then exchangeable upon exercise of the Class A EPS Exchange Right.

         On or prior to the Cross-Over Date, the exchange ratio of shares of Class B EPS for shares of Class A EPS shall be subject to adjustment from time to time based on the occurrence of stock dividends, stock splits, reverse stock splits and other similar events in respect of the Class A EPS ("Class B EPS Adjustment Events"). The Units for which each share of Class B EPS will be indirectly exchangeable at any given time (assuming both (i) the exercise of the Class B EPS Exchange Right and (ii) the concurrent exercise of the Class A EPS Exchange Right in respect of the shares of Class A EPS issuable upon exercise of such Class B EPS Exchange Right) are referred to as the "Class B EPS Underlying Units", with the Corporation Shares component of such Class B EPS Underlying Units being referred to as the "Class B EPS Underlying Corporation Shares" and the Class B Shares component of such Class B EPS Underlying Units being referred to as the "Class B EPS Underlying Class B Shares". In addition, in the event of the occurrence of any capital reorganization or reclassification of the Class A EPS, or consolidation or merger of the Trust with another corporation, trust or other entity, or the sale, transfer or lease of all or substantially all of the assets of the Trust to another person, that is effected in such a way that holders of Class A EPS will be entitled to receive stock, securities or other assets with respect to or in exchange for Class A EPS, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or lease, the Class B EPS Exchange Right and the Trust Redemption Right shall be modified so that, upon exercise thereof, the Class B EPS will be exchanged for the kind and amount of stock, securities or other assets which the holders of such Class B EPS would have owned or been entitled to receive immediately after the transaction if such holders had exchanged their Class B EPS into the shares of Class A EPS immediately prior to the effective date of such transaction, subject to further adjustment upon the occurrence of the events described above.

         If there are any accrued but undeclared Class B EPS Preferred Dividends in respect of the shares of Class B EPS subject to an exchange request, the number of shares of Class A EPS issuable pursuant to such exchange shall be increased by a number of shares equal to (i) the amount of such accrued but undeclared dividends divided by (ii) the product of (A) the average closing price of the Units on the NYSE during the five trading days preceding the date of delivery of such Class A EPS Exchange Notice multiplied by (B) the number of Units for which each share of Class A EPS is then exchangeable upon exercise of the Class A EPS Exchange Right.

         Special Default Rights. In the event that the Trust defaults in its obligations with respect to any valid exercise of the Class B EPS Exchange Right, the Class B EPS Redemption Right or the Trust Redemption Right and such default is not cured within 30 days (an "Uncured Default"), then: (i) the holders of the Class B EPS will have the right to designate two additional Trustees for the Trust (such persons to be designated by the holders of a majority of the outstanding shares of Class B EPS), (ii) the dividend rate on the Class B EPS will be increased as described below, (iii) the holders of Class B EPS will have registration rights similar to those set forth in the Registration Rights Agreement entered into pursuant to the Westin Transaction Agreement and (iv) the Cross-Over Date will be extended by a number of days equal to the number of days during which such Uncured Default remains uncured. Upon the occurrence and during the continuation of any Uncured Default, cumulative dividends ("Default Rate Dividends") shall accrue on the $38.50 stated value of the Class B EPS at a rate per annum equal to LIBOR plus 4% and will be payable quarterly; provided that if at any time when there are accrued but unpaid Default Rate

Dividends, a Class B EPS Preferred Dividend or Class B EPS Participation Dividend would have become payable pursuant to the normal dividend rights of the Class B EPS described above that would exceed the amount of such accrued but unpaid Default Rate Dividends, the holders of the Class B EPS shall be entitled to receive such Class B EPS Preferred Dividend or Class B EPS Participation Dividend in lieu of such Default Rate Dividends, and the accrued amount of such Default Rate Dividends shall be reset to zero.

         Voting Rights. Except as required by law, the holders of Class B EPS will be entitled to vote on any matter on which the holders of Class B Shares are entitled to vote. Each share of Class B EPS held of record on the record date for the determination of holders of Class B Shares entitled to vote on such matter (or, if no record date is established, on the date such vote is taken) shall entitle the holder thereof to cast a number of votes equal to the largest whole number of Class B EPS Underlying Class B Shares for which such shares of Class B EPS could be indirectly exchanged at such time (assuming the exercise of the Class B EPS Conversion Right and the concurrent exercise of the Class A EPS Exchange Right with respect to the shares of Class A EPS issuable upon exercise of such Class B EPS Conversion Right).

OWNERSHIP LIMITS; RESTRICTIONS ON TRANSFER; REPURCHASE AND REDEMPTION OF TRUST PREFERRED SHARES

         Ownership of Class A EPS and Class B EPS is, and will continue to be, subject to the Ownership Limit and the restrictions on transfer, repurchase and redemption rights described above under the caption "Description of Class B Shares -- Ownership Limits; Restrictions on Transfer; Repurchase and Redemption of Class B Shares." All certificates representing Class A EPS or Class B EPS will bear a legend referring to these restrictions.

Item 2.  Exhibits

         Exhibit 1* Form of Amended and Restated Declaration of Trust of Starwood Hotels & Resorts, as proposed to be amended pursuant to the Restructuring Agreement.

         Exhibit 2*        Trustees' Regulations of the Trust, as amended.

         Exhibit 3*        Form of Amended and Restated Intercompany
                           Agreement, as proposed to be amended pursuant to the Restructuring Agreement.

         * filed herewith

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   STARWOOD HOTELS & RESORTS


                                   By: /s/  Barry Sternlicht
                                       --------------------------------
                                   Name:    Barry Sternlicht
                                   Title:   Chairman and Chief Executive Officer


Dated: December 21, 1998

                                LIST OF EXHIBITS

Exhibit No.       Description

Exhibit 1*        Form of Amended and Restated Declaration of Trust of
                  Starwood Hotels & Resorts, as proposed to be amended pursuant to the Restructuring Agreement.

Exhibit 2*        Trustees' Regulations of the Trust, as amended.

Exhibit 3* Form of Amended and Restated Intercompany Agreement, as proposed to be amended pursuant to the Restructuring Agreement.

* filed herewith